Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
British American Tobacco p.l.c.

We consent to the use of our report dated February 27, 2019, with respect to the Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2018 and 2017, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting  as of December 31, 2018, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP
London, United Kingdom
13 March 2020